Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: American Water Works, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

April 28, 2022

Shareholder Proposal for Racial Justice Audit

Submitted at American Water Works Company, Inc.

At the American Water Works Company, Inc. (NYSE: AWK) Annual Meeting on May 11, 2022, please vote FOR Proposal 5 requesting that the board oversee a third-party racial justice audit analyzing the company’s impact on its stakeholders.

Dear American Water Works Shareholders:

We urge you to support Proposal 5 requesting that the board conducts a racial justice audit, which would help shareholders assess the efficacy of AWK’s efforts to address its impact on systemic racism and its internal diversity, equity, and inclusion efforts and the management of such risks. As reported by the Natural Resources Defense Council, access to clean water is inextricably linked to race and nearly 40% of the U.S. population has previously obtained their water from systems in violation of water quality laws.1 As a water utilities company providing essential services to millions of people, we believe AWK holds both the responsibility to ensure environmental justice for the communities in which it operates and an equitable workplace for its employees.

The shareholder proposal requests: shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost) which assesses and produces recommendations for improving the racial impacts of its policies, practices, products, and services above and beyond legal and regulatory matters. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

We urge investors to vote “YES” for the following reasons:

•	American Water Works is currently involved in environmental justice litigation and should be proactive in its actions to avoid future cases.
•	Racial justice and civil rights audits are garnering attention and support from investors, elected officials, and civil society organizations.
•	The company’s statement of opposition argument that internally led efforts are sufficient to address company risk and impacts on systemic racism fails to account for the company’s potential external impacts and fails to address the need for external assurances.

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1 https://www.nrdc.org/sites/default/files/watered-down-justice-report.pdf

This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

A racial justice audit brings in an external and independent examiner to conduct a systematic review of significant racial equity (and if requested, other civil rights) issues that may exist in a company to then propose an action plan to address the issues in a thorough, intentional, time-bound, and transparent manner. The third-parties have extensive civil rights expertise to assess how a company’s policies, practices, products, services, and other activities such as philanthropy and political contributions can have a discriminatory or disparate impact on communities historically subject to discrimination. After the auditors perform the initial assessment, a public report is issued to provide a plan for corrective action and proactive, equitable outcomes that prevent future harm.2

American Water Works is currently involved in environmental justice litigation and should be proactive in its actions to avoid future cases:

This audit was suggested in the spirit of being proactive, not reactive. As the shareholder proposal and the company’s annual report mentions, AWK is party to lawsuits related to environmental justice concerns in Marina, CA. The company had previously proposed a desalination project in a city where a third of the residents are low-income and/or experience language vulnerabilities. Despite alternatives offered, such as a recycled water project that is more environmentally sustainable and racially equitable, AWK continues to advocate for the desalination plant, which would not provide the city of Marina with any of the treated water.3 Although the company is currently re-negotiating the project with regulators and the community, such an event causes concern that the company may be vulnerable to environmental justice concerns in other projects and may be deploying capital in unproductive ways. In a statement about the Marina project, an AWK spokeswoman noted that the company has already spent $100 million trying to implement the project.4 We ask whether pursuing litigation in the face of a community voicing legitimate concerns about the environmental and social implications of the proposed project is aligned with AWK’s stated commitment to inclusion, diversity, and equity across the business.

Conducting a racial justice audit may assist AWK in determining and rectifying these concerns, as a cornerstone of these audits is including community and grassroots input, all while potentially saving the company litigation costs.

Racial justice and civil rights audits are garnering attention and support from investors and policy organizations:

Shareholder resolutions regarding racial equity and civil rights audits saw increasing support during the 2021 spring annual meeting season, the first season for proposals on this topic. This table summarizes the 2020-2021 resolutions filed:

Company	Shareholder Support
Bank of America	26.50%
Johnson & Johnson	34%
Citigroup	39%
Wells Fargo	13%
Goldman Sachs	31%
JP Morgan	41%
State Street	37%
Amazon*	44%
Oracle**	31%

*excluding 14% insider ownership, 55% of shareholders supported the proposal

**excluding 41% insider ownership 64% of shareholders supported the proposal

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2 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

3 https://www.latimes.com/california/story/2020-09-15/cal-am-desalination-coastal-commission-marina-california

4 https://www.latimes.com/california/story/2020-09-15/cal-am-desalination-coastal-commission-marina-california

Despite less than a majority vote at the 2021 annual general meeting, Citigroup announced in October 2021 it reached an agreement with civil rights attorneys to conduct a racial equity audit.5 The company stated that the focus of the audit will help it address the racial wealth gap in the United States specifically by assessing the design and implementation of its Action for Racial Equity (ARE) initiative.6 Similarly, State Street announced in fall 2021 it too will undertake an external civil rights audit as a next step to strengthen its programs and initiatives.7

In addition, a civil rights audit shareholder proposal submitted at Apple Inc. received a 53.6% vote at the company annual meeting in early March 2022. This first-time majority vote for this type of proposal appears to be a strong indication that a majority of investors believe that even companies that have rigorous and extensive diversity, equity, and inclusion programs would benefit from a third-party review.

Racial equity audits are being broadly called for by legislators and public policy organizations alike. The CEO Blueprint for Racial Equity states: “It is apparent that to drive meaningful change, all businesses must conduct a racial equity audit and share that assessment. This assessment should take a hard look at how a company and its industry have benefited from racist systems and should include a vision and concrete plans for how the company will repair those systems to support a liberating, antiracist culture.”8 These audits have gained traction and we believe have materially improved the state of social equity for marginalized populations at major corporations.9 Companies like Starbucks and Airbnb have incorporated the audit into their regular risk oversight work either through formal reports or continued relationships with their auditors and stakeholders and have found the audits to be instrumental in identifying issues that otherwise may have gone unnoticed.10

The company’s statement of opposition argument that internally led efforts are sufficient to address company risk and impacts on systemic racism fails to account for the company’s external impacts and fails to address the need for external assurances:

The U.S. Securities and Exchange Commission describes the purpose of an audit as providing the public with additional assurance “beyond managements’ own assertions.”11

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5 https://blog.citigroup.com/2021/10/citi-will-conduct-a-racial-equity-audit/

6 https://www.citigroup.com/citi/racial-equity/

7 https://newsroom.statestreet.com/press-releases/press-release-details/2021/Civil-Rights-Audit-Statement/default.aspx

8 https://www.policylink.org/resources-tools/ceo-blueprint-for-racial-equity

9 https://news.airbnb.com/wp-content/uploads/sites/4/2020/07/Airbnb_Work-to-Fight-Discrimination_0331.pdf

10 Starbucks has issued two civil rights related reports, one in 2019 and one in 2020. Airbnb published an initial report in 2016 and later updated their report in 2019.

11 https://www.sec.gov/reportspubs/investor-publications/investorpubsaboutauditorshtm.html

In its statement of opposition to the shareholder proposal, the board argues that conducting a racial justice audit and preparing a formal report would be “duplicative” and “unnecessary.” However, an objective, third-party assessment includes additive elements not yet covered by AWK’s current approach, including input from impacted external communities of color. Additionally, while AWK’s directors are skilled and experienced business leaders, they appear to lack expertise in racial justice, environmental justice, and diversity, equity, and inclusion. We are fully supportive of the actions taken by AWK to ensure racial justice but believe that the company may not be meaningfully addressing potential blind spots.

In October 2020, the company appointed Valoria Armstrong as its Chief Inclusion Officer (CIO). Now is arguably one of the best times for the company to conduct a racial justice audit, as it could support the work of the CIO as she implements new goals, such as increasing the representation of women and minorities across the workforce and in leadership roles. A racial justice audit would also help the company holistically understand how pay equity and labor market analyses fit into a broader context.

AWK cites the highly regulated nature of the utility industry and rate case proceedings as evidence that the audit is not necessary. Indeed, certain jurisdictions such as California and Illinois have enacted environmental justice statutes for utilities. However, there is a long history in this country of laws not being equally enforced and not every state has these specific mandates for equitable services. According to a 2019 report by the National Resources Defense Council, Coming Clean, and the Environmental Justice Health Alliance that analyzed nationwide violations of the Safe Drinking Water Act from 2016-2019, race had the strongest relationship to drinking water violations.12 The study also found that the percentage of systems with violations for 12 consecutive quarters was 40% higher in counties with the highest racial, ethnic, and language vulnerability compared to counties with the lowest rates of each and that race, ethnicity, or language spoken had the strongest relationship to lagging enforcement of the Safe Drinking Water Act.13 Furthermore, another study found that from 2001 to 2017, enforcement of the Clean Water Act was slower with respect to noncompliant facilities located in communities that have higher percentages of poor and Hispanic citizens.14 This suggests that the law cannot be relied on to further progress on racially equitable services. Laws are often the floor and not the ceiling.

Conclusion

Investors, legislators, and the public are increasingly looking to companies to understand their roles and responsibilities in dismantling racial disparities and creating foundational change. An externally validated audit may give AWK stakeholders assurance and help strengthen the company’s reputation. It is an opportunity avoid future controversies, identify blind spots, and determine how to most effectively apply its resources to this shared goal. Fortunately, AWK does not need to start from scratch as the audits commissioned by companies referenced earlier provide potential templates for AWK’s own racial justice audit.

For the reasons above Trillium Asset Management urges AWK shareholders to support Proposal 5 on the proxy.

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12 https://www.nrdc.org/sites/default/files/watered-down-justice-report.pdf

13 https://www.nrdc.org/sites/default/files/watered-down-justice-report.pdf

14 Konisky, D. M., Reenock, C., & Conley, S. (2021). Environmental injustice in Clean Water Act Enforcement: Racial and income disparities in inspection time. Environmental Research Letters, 16(8), 084020. https://doi.org/10.1088/1748-9326/ac1225

Sincerely,

Hyewon Han

Associate Shareholder Advocate

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.